BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 330 North Wabash, Suite 3200 Chicago, IL 60611 Tel: 312-856-9100 Fax: 312-856-1379 www.bdo.com July 11, 2016 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 8, 2016, to be filed by our former client, Fenix Parts, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.